EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 31, 2005, December 25, 2004,

December 27, 2003, December 28, 2002 and December 29, 2001

(in millions except ratio amounts)

	2005	2004	2003	2002	2001
Earnings:
Income before income taxes – continuing operations	$6,382	$5,546	$4,992	$4,433	$3,644
Unconsolidated affiliates interests, net	(320)	(289)	(275)	(251)	(100)
Amortization of capitalized interest	7	7	9	8	10
Interest expense	256	167	163	178	219
Interest portion of net rent expense (b)	76	82	77	64	55

Earnings available for fixed charges	$6,401	$5,513	$4,966	$4,432	$3,828

Fixed Charges:
Interest expense	$256	$167	$163	$178	$219
Capitalized interest	5	2	4	3	3
Interest portion of net rent expense (b)	76	82	77	64	55

Total fixed charges	$337	$251	$244	$245	$277

Ratio of Earnings to Fixed Charges	19.03	22.00	20.37	18.08	13.83

(a)	Based on unrounded amounts.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.